

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 8, 2008

via U.S. mail and facsimile

Tommy L. McAden, CFO
TOUSA, Inc.
4000 Hollywood Boulevard, Suite 500 North
Hollywood, Florida 33021

> **RE: TOUSA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed August 12, 2008**
> **File No. 1-32322**

Dear Mr. McAden:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the company has several pending registration statements. In that regard disclose any outstanding comments that are material, and advise us supplementally when you intend to respond to each of the pending filings. If you determine that you will not proceed with these offerings, please withdraw the registration statements.

2. Please file your Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008. Refer to General Instruction A to Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Critical Accounting Policies, page 49

Impairment of Long-Lived Assets, page 50

3. We note that homebuilding inventories are your largest asset at 72.2% of total assets as of December 31, 2007. We further note that you have recognized a significant amount of impairment and abandonment costs for your homebuilding inventories during fiscal years 2007 and 2006. Finally, we note your statement on page 2 that it is likely you will recognize additional material impairments in subsequent periods. As such, please revise your disclosures in future filings to provide a more detailed discussion of the method(s) used to estimate the fair value of your homebuilding inventories, including the material assumptions you used in the method(s) and the factors that could materially impact these assumptions. Such factors may include a detailed discussion of local market conditions/community-level factors. We urge you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your real estate-related assets by disclosing the material assumptions made in your fair value method(s) and a sensitivity analysis of each of the material assumptions. If you believe that you are unable to provide a sensitivity analysis of your material assumptions used in each of your fair value models, disclose on an aggregated basis by segment or state the carrying value of communities for which the estimated future undiscounted cash flows were close to their carrying values. In this regard, Section 501.14 of the Financial Reporting Codification states, "…the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." As such, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding-related assets, such information may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. At a minimum, please revise your disclosures in future filings to address each of the

> following in addition to expanding your discussion of the method(s) used to estimate
> fair value of your homebuilding-related assets:
>
> - The number of communities you were operating in that you evaluated for
>   impairment; the number of communities for which you recorded a homebuilding
>   inventory impairment; and the carrying value of those communities with
>   impairments as of the end of the fiscal year.
> - The time period in which your discounted cash flow model projections begin to
>   assume an improvement in market conditions.
> - A discussion of the discount rate or rate range in the aggregate, by segment or by
>   state used to estimate fair value.
> - Information as to known trends, uncertainties or other factors that will result in, or
>   that are reasonably likely to result in, any additional material impairment charges
>   in future periods.
>
> Please provide us with the disclosure you intend to include in future filings.

Investments in Unconsolidated Joint Ventures, page 50

4. In future filings, please disclose the amount of the accrual recognized as of the most
   recent balance sheet date for those joint venture credit agreements where you have
   agreed to (a) complete certain property development; (b) pay an amount to achieve a
   certain loan to value ratio; (c) and indemnify the lenders for losses from fraud, etc.
   Please also disclose the reasonably possible amount of loss in accordance with
   paragraph 10 of SFAS 5, or disclose that you are unable to estimate such amount and
   why.

Results of Operations, page 53

5. In future filings, please disclose the impact the acquisition of the remaining 50%
   ownership in the Transeastern JV had on your operating results.

6. In future filings, please explain why the West reportable segment's cancellation rate
   decreased 8% to 36% for fiscal year 2007.

7. In future filings, please consider presenting the cancellation rates for each period
   presented at the consolidated level and the reportable segment level, at a minimum, in
   your tabular format. While this information is included in your narrative discussion,
   including this information in the tabular format, as well, will aid an investor in being
   able to easily understand the trends in each reportable segment given the significant
   impact these rates have had on your operating results. Refer to Section 501.12.a. of
   the Financial Reporting Codification.

8. In future filings, please separately quantify your recognition of impairment charges and accrued obligations, as one is a non-cash item and the other impacts cash flows. Specifically, for your discussion of the Florida and West reportable segments for fiscal year 2007, you disclose the total impairments and accrued obligations recognized, which were $90.5 million and $99.9 million, respectively.

9. We note that Texas' home sales increased due to increases in the number of homes delivered as well as average selling prices. As this trend is contradictory to the rest of your discussions and operating results, please include an explanation in future filings for these increases in Texas.

Financial Condition, Liquidity and Capital Resources, page 67

10. On page 68, you state that you have recorded a $43.6 million loss accrual as of December 31, 2007 for the development agreements in connection with option contracts. On page 73, you state that you have recorded a $10.3 million loss accrual at December 31, 2007 in connection with the abandonment of your option contracts for your obligations under the development agreements. In future filings, please revise your disclosures to address this apparent inconsistency.

11. We note that your filing for Chapter 11 bankruptcy has constituted an event of default under certain joint venture lender agreements, which has caused the joint venture debt to be immediately due and payable. Please disclose the impact these events have had on you. Further, please disclose your exposure (i.e., the outstanding debt balances for your joint ventures) in terms of potential responsibility for the satisfaction of joint venture debt. In this regard, we note that your obligations become full recourse upon certain bankruptcy events with respect to the joint ventures.

12. Please revise your disclosure under "Liquidity Needs" on page 72 in future filings to explain why you expect to have sufficient resources and borrowing capacity to meet your commitments throughout the projected term of your Chapter 11 cases and what the projected term of your Chapter 11 cases is. Please also disclose what the consequences are if you are unable to achieve your budgeted operating results.

Financial Condition, Liquidity and Capital Resources, page 67

13. We note from your disclosure on page 20 that your Chapter 11 cases include a cash collateral order that requires you to maintain certain financial budgets and covenants. In future filings, please consider disclosing the material covenants that you are required to maintain and your actual results. Please also consider disclosing the consequences are if you are unable to maintain these financial budgets and covenants.

Tommy L. McAden
TOUSA, Inc.
September 8, 2008
Page 5

Item 9A. Controls and Procedures, page 80

14. TOUSA concluded that its control and procedures are effective, even though it filed
the 12/31/2007 Form 10-K late by several months. Part of the definition of disclosure
controls and procedures is timely filing. Please explain why the officers were able to
conclude that the disclosure controls and procedures were effective.

Item 11. Executive Compensation, page 86

Components of Our Compensation Program, page 87

15. Where you have reported the payment of any cash incentive bonus amounts, as you
have done for 2007, please ensure that you discuss all material considerations of the
board in determining the amount awarded. For example, your current disclosure
refers to specified targets and performance criteria that are measured in order to
determine whether any bonus amounts will be awarded. Please confirm that in future
filings, you will discuss all material targets and performance criteria that form the
basis of the board's determination to pay bonuses.

Item 13. Certain Relationships and Related Transactions, page 97

16. In future filings, please elaborate on your policies and procedures regarding
transactions with related persons, consistent with the requirements of Item 404(b) of
Regulation S-K. For example, please discuss the types of transactions that are
covered and state whether the policies and procedures are in writing or how else they
are evidenced.

2. Summary of Significant Accounting Policies, page F-11

Homebuilding – Revenue Recognition, page F-14

17. We note that approximately 25% of your home deliveries for fiscal year 2007 were
generated from multi-family homes. Please confirm to us that you do not recognize a
material amount of revenue using the percentage-of-completion method or other
method described in SFAS 66 for multi-family homes, including condominiums.
Otherwise, please include disclosure in future filings for your policy on recognizing
revenue for your multi-family homes.

18. In future filings, please revise your revenue recognition policy to clarify that you
recognize revenue on the sale of homes once the seller's receivable is not subject to
future subordination and you do not have a substantial continuing involvement with
the property, in addition to the other criteria you have disclosed. Refer to paragraph 5
of SFAS 66 for guidance.

3. Inventory, page F-23

19. We note that you have deconsolidated certain option contracts you have abandoned but were previously consolidated under FIN 46R. We further note that these option contracts contain a provision that allows the other party to require you to purchase the homesites or guarantee certain minimum returns and that the other party has exercised this provision. Please provide us with a more detailed explanation as to how you determined it is appropriate to deconsolidate these options, which should include specific references to the authoritative literature supporting your accounting. Please also tell us and disclose in future filings the impact deconsolidating these options had on your consolidated financial statements.

20. In future filings in addition to disclosing the impairment amounts on active communities and write-offs of deposits and abandonment costs by reportable segment for each period presented, please also disclose deposits, homesites and land under development, residence completed and under construction, and inventory not owned by reportable segment for each period presented. Such disclosure would provide investors with some context for the impairments and write-offs by segment.

12. Stockholders' Equity (Deficit), page F-49

Convertible PIK Preferred Stock, page F-49

21. In future filings, please disclose why you have not recognized a liability for the registration payment arrangement (i.e., why you do not believe it is probable that you will have to make payments under this arrangement and/or why you are unable to reasonably estimate the contingent liability). Please also disclose the maximum potential undiscounted amount of consideration you could be required to pay under this arrangement or disclose that there is no limitation on the amount that could be paid for this arrangement. Refer to paragraph 12.c. of FSP EITF 00-19-2 for guidance.

Exhibits 31.1 and 31.2

22. In future filings the certifier should not include their title. The person is supposed to be certifying as himself or herself not as CEO or CFO.

Exhibit 99.2

23. Please amend your December 31, 2007 Form 10-K to include interim financial statements that have been reviewed by a registered public accountant. In this regard, we note in your Form 8-K/A filed on October 15, 2007, you incorporated by reference for Article 3-05 of Regulation S-X purposes TE/Tousa, LLC's November 30, 2006 and November 30, 2005 audited financial statements from your December 31, 2006 Form 10-K, which did not include the required interim period financial statements for at least the six-months ended May 31, 2007. As such, it appears as though the interim financial statements for the eight-months ended July 30, 2007 are being included as an exhibit to your December 31, 2007 Form 10-K for this purpose. Refer to Article 3-05(b)(2) of Regulation S-X for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Errol Sanderson at (202) 551-3746, or in his absence, Pamela Long, Assistant Director, at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief